[Letterhead]

KPMG Peat Marwick LLP
2400 First Indiana Plaza
135 North Pennsylvania Street
Indianapolis, IN  46204-2452




The Board of Directors
Union Acceptance Corporation:

We consent to incorporation by reference in the Registration Statement (No. 333-09717) on Form S-8 of Union Acceptance Corporation of our report dated August 27, 1998, relating to the consolidated balance sheets of the Union Acceptance Corporation and Subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of earnings (loss) and comprehensive earnings
(loss) shareholders' equity and cash flows for each of the years in the three year period ended June 30, 1998, which report appears in the June 30, 1998 Annual Report on Form 10-K of Union Acceptance Corporation.



/s/ KPMG Peat Marwick LLP

Indianapolis, Indiana
September 28, 1998